VIDEO NETWORK COMMUNICATIONS, INC.
                           50 International Drive
                      Portsmouth, New Hampshire 03801
                               (603) 334-6700
                           INFORMATION STATEMENT
                      PURSUANT TO SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                         AND RULE 14f-1 THEREUNDER

       NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
                CONNECTION WITH THIS INFORMATION STATEMENT

         This Information Statement is being mailed on or about May 22, 2002 to the holders of shares of common stock, par value $0.01 (the "Common Stock"), of Video Network Communications, Inc., a Delaware corporation ("VNCI" or the "Company"), as of May 16, 2002. You are receiving this Information Statement in connection with the designation by an affiliate of Moneyline Telerate Holdings, a Delaware corporation ("Moneyline"), of persons to serve as a majority of the members of the Board of Directors of the Company (the "Board").

         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         The information contained in this Information Statement concerning Moneyline and the Designees (as hereinafter defined) has been furnished to the Company by Moneyline and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

                           Background Information

         The Company issued a press release on May 17, 2002, announcing that it had entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Moneyline and an Agreement and Plan of Merger (the "Merger Agreement") with B2BVideo Network Corp., a Delaware corporation ("B2BVideo"). Set forth below is the press release issued by the Company:

                  "VNCI ANNOUNCES RESTRUCTURING AND MERGER

PORTSMOUTH, NH, Friday, May 17, 2002: (OTC BB: VNWCE, VNWWE) Video Network Communications, Inc. today announced that it had entered into a Stock Purchase Agreement with Moneyline Telerate Holdings, which is majority owned by One Equity Partners, the private equity arm of Bank One Corporation, and an Agreement and Plan of Merger with B2BVideo Network Corp.

In connection with the merger agreement, B2BVideo became a wholly owned subsidiary of VNCI and B2B's shareholders were issued 3.0 million shares of VNCI common stock.

Pursuant to the Stock Purchase Agreement, Moneyline purchased 25 million new shares of VNCI common stock at $0.60 per share, for a total investment of $15,000,000. In addition, Moneyline was issued warrants to purchase an additional 11.25 million shares of VNCI common stock at an exercise price of $0.60 per share, and was granted the right to appoint a majority of the directors of VNCI's board.

Simultaneously, certain existing investors and new investors introduced to VNCI by EarlyBirdCapital, a NY-based private equity investment bank, invested a total of $11.1 million, purchasing new shares of VNCI common stock and converting certain outstanding loans to VNCI and B2BVideo into shares of VNCI common stock at $0.60 per share. Existing investors include Dalewood Associates, L.P., K.B. (C.I.) Nominees Limited, and new investors include Wheatley Partners and various affiliated funds.

Following these transactions, VNCI has 48,604,432 shares of common stock outstanding. Moneyline owns 54% of VNCI's fully diluted capitalization.

VNCI, B2BVideo Network and Moneyline also entered into a Strategic Alliance Agreement and certain technology license agreements pursuant to which VNCI and B2BVideo will license software and network processes and sell video equipment to Moneyline. Moneyline will be the exclusive distributor of VNCI's equipment to the financial services market.

About Moneyline Telerate Holdings

Moneyline Telerate is a leading global provider of integrated real-time information and transaction services to the capital markets. With the world's premier benchmark fixed-income content, IP based distribution platform and transaction systems, Moneyline Telerate provides financial services firms with cost-effective, flexible methods for using content to drive investment decisions and order flow across new and existing electronic channels. The firm, established in 1998, is headquartered in New York City. One Equity Partners, the New York-based private equity arm of Bank One Corporation, is the majority shareholder; other shareholders include Japan's QUICK Corp. For further information about Moneyline Telerate, please visit www.moneyline.com.

About Video Network Communications, Inc.

Video Network Communications designs, develops and markets video distribution systems that provide full-motion, high-resolution video networking, enabling video broadcast distribution, retrieval of stored video-on-demand and interpersonal video communications. VNCI's patented technology allows the VNCI Video System to use the active telephone wiring to bring TV-quality video anywhere there is a phone jack. The Company's ISDN/IP and Universal (ATM) Gateway solutions extend the system's reach from enterprise desktops out to the wide-area-networks (WANs). VNCI can be found at www.vnci.net.

About B2BVideo Network, Inc.

B2BVideo is a Delaware corporation formed in December 1999 to deliver to business users managed enterprise video services and is the first company to deliver broadcast-quality video over an IP Multicast network for delivery to the desktop. IP Multicast enables B2BVideo to provide multiple streams of high quality video to thousands of points on the network. B2BVideo offers products and services that enable businesses to integrate all of their video applications onto a single platform for delivery of broadcast quality video to the desktop. B2BVideo customers can: (1) distribute their own programming to employees, clients and other audiences over Private Video Networks (PVNs), (2) access a wide range of business programming (i.e. television programs, training videos, industry conferences, etc.), and (3) conduct video calls and videoconferences."

                   Information with Respect to Designees

         Set forth below is the name, age and certain biographical information of the persons who are the Designees. Such information is being furnished by Moneyline.

         David A. Walsh, 40--Director. Mr. Walsh is a partner with One Equity Partners, which manages $3.5 billion of investments for Bank One Corporation. Mr. Walsh is also Chairman of Moneyline Telerate, which is majority owned by One Equity Partners. From 2000 to 2001, Mr. Walsh served as President and Chief Operating Officer of Global Crossing Ltd. Prior to that he served as Co-Chief Operating Officer - Sales & Marketing following the completion of Global Crossing's acquisition of IXnet, Inc. and IPC Communications, Inc. in June 2000. Mr. Walsh founded IXnet in 1993 and served as Chief Executive Officer of IXnet and IPC prior to their acquisition by Global Crossing.

         Jonathan Robson, 43--Director. Mr. Robson is Chief Executive Officer of Moneyline. Mr. Robson co-founded MoneyLine Network, Inc. in 1998. From 1992 to 1998, Mr. Robson was Senior Vice President of Global Marketing for Dow Jones Markets, Inc. From 1987 to 1992, Mr. Robson was Regional Director of Sales and Marketing for Telerate Asia/Pacific. Prior to
Telerate Asia/Pacific, Mr. Robson spent 10 years with BIS Banking Systems (now Mysis). In addition, from 1997 to 2001 Mr. Robson served as a member of the board of directors for Garban Intercapital plc.

         Alexander Russo, 44--Director. Mr. Russo became Executive Vice President--Corporate Development and General Counsel of Moneyline in 2001. Previously, Mr. Russo served as Managing Director of Global Crossing Financial Markets from 2000 to 2001 after the completion, in June 2000, of Global Crossing's acquisition of IXnet, Inc. and IPC Communications, Inc. Mr. Russo had served as Senior Vice President and General Counsel of IXnet and IPC prior to that acquisition. Mr. Russo practiced law at Skadden, Arps, Slate, Meagher & Flom LLP, specializing in Mergers & Acquisitions.

         Charles Auster, 50--Director. Mr. Auster is a partner with One Equity Partners, which manages $3.5 billion of investments for Bank One Corporation. From June 2000 through November 2001, Mr. Auster served as President, Chief Executive Officer, and a member of the board of directors of Infocrossing, Inc. From February 1998 until June 2000, Mr. Auster was Executive Vice President, Chief Operating Officer and a member of the board of directors of IXnet, Ltd. Previously, Mr. Auster was President, Chief Executive Officer, and a member of the board of directors of Voyager Networks, Inc. Mr. Auster is an attorney and is admitted to practice in both the District of Columbia and the Commonwealth of Virginia.

         Messrs. Walsh, Robson and Russo were appointed to the Board upon completion of the transactions contemplated by the Stock Purchase
Agreement, which occurred on or about May 17, 2002. Mr. Auster is expected to assume office on or about June 1, 2002.

          Board of Directors and Executive Officers of the Company

         The Certificate of Incorporation of VNCI provides that the Board shall be divided into three classes, with the term of office of one class expiring each year and with each director serving for a term ending at the third annual meeting of stockholders following the annual meeting at which such director was elected and until their respective successors are elected and qualified.

         There are currently seven (7) positions on the Board. On May 17, 2002, in connection with the completion of the transactions contemplated by the Stock Purchase Agreement, including Moneyline's purchase of 25 million newly issued shares of Common Stock, the following four individuals resigned from the Board: James F. Bunker, Martin Grant, Quentin R. Lawson and Steven A. Rogers. The four resignations left vacancies on the Board that have been or will be filled by the Designees as indicated above under "Information with Respect to Designees". Set forth below is the information about current members of the Board (other than Designees).

Information About Current Members of the Board of Directors (Other than
Designees)

         Carl Muscari, 50--Chairman of the Board of Directors, President and Chief Executive Officer. Carl Muscari was named President in September 1999 and was appointed Chief Executive Officer and elected a director in December 1999. On January 23, 2001, he was elected Chairman of the Board of Directors. He has more than fifteen years experience in the leadership of high technology companies. From February 1996 through July 1998, he served as the President of Acuity Imaging, LLC, a subsidiary of publicly held Robotic Vision Systems Inc. During his tenure, the company experienced substantial growth by focusing on major semiconductor and electronics markets for deployment of machine vision technology while rapidly developing and acquiring competitive new products. From February 1992 to January 1996, Mr. Muscari was the President and CEO of Ex's Inc., a privately held, high-tech company that pioneered touch feedback control technology in PC games. The Company was sold to Microsoft in 1996. Mr. Muscari holds Engineering degrees from Cornell University and the Massachusetts Institute of Technology as well as an MBA from the Harvard Business School.

         Eugene R. Cacciamani, 65--Director. Eugene R. Cacciamani has served as a director since August 1994. Since 1987, Dr. Cacciamani has served as a Senior Vice President of Hughes Network Systems, Inc., which furnishes private communications networks to business, government and common carriers. He is responsible for developing new technologies, systems and businesses, including lead efforts in the Hughes DBS DirecTV system and the systems design in the ICO global satellite personal communications systems. Dr. Cacciamani is on the Engineering Advisory Boards at Union College and The Catholic University of America and serves as an advisor to Aloha Networks, Inc.

         Richard S. Friedland, 51--Director. Richard S. Friedland was elected as a director in March 1999. Since October 1997, Mr. Friedland has been actively involved as an investor and consultant to emerging high technology companies, with a focus on video and communications. From 1978 to October 1997, Mr. Friedland served in various capacities with General Instrument Corporation, a provider of systems and equipment to the cable telephone and telephony industries. Most recently, from September 1995 to October 1997, he served as Chairman of the Board of Directors and Chief Executive Officer of General Instrument, and he served as President, Chief Operating Officer and Director of that company from September 1993 to September 1995. Mr. Friedland also is a director of Applied Digital Solutions, Inc. and Zilog, Inc.

Board Meetings and Committees

         The Board had nine meetings during the fiscal year ended December 31, 2001. During the fiscal year ended December 31, 2001, five of seven members of the Board participated in at least seventy-five percent (75%) of all Board meetings held during the period for which he was a director. The two other members participated in forty-four percent (44%) and sixty-seven percent (67%) of Board meetings respectively. The Board has established a Compensation Committee and an Audit Committee to devote attention to specific subjects and to assist the Board in the discharge of its responsibilities. All members of the Audit Committee participated in one hundred percent (100%) of the Audit Committee Meetings. The Compensation Committee held only two meetings during the fiscal year ended December 31, 2001. Two members attended both meetings, one member attended only one meeting. The functions of these committees and their current members are set forth below.

         When the Board was reduced to seven members in 1999, the Executive Committee was disbanded.

         The Compensation Committee is responsible for evaluating the Company's compensation policies, determining the Company's executive compensation policies and guidelines and administering the Company's stock incentive and compensation plans. Prior to May 16, 2002, James Bunker, Eugene Cacciamani and Richard Friedland served as the members of the Compensation Committee. The Board expects to appoint new members to the Compensation Committee.

         In May 2000, the Board adopted a revised charter for the Audit Committee. The charter contains the Audit Committee's mandate, membership requirements and duties and obligations. The Audit Committee reviewed the charter in March 2001 to determine its adequacy and will review the charter annually and, if appropriate, recommend revisions to the Board. Under the charter, the Audit Committee recommends to the Board the appointment of the firm selected to serve as the independent auditors for the Company and its subsidiaries and monitors the performance of such firm; reviews and approves the scope of the annual audit and evaluates with the independent auditors the Company's annual audit and annual financial statements; reviews with management the status of internal accounting controls; evaluates issues having a potential financial impact on the Company which may be brought to the Audit Committee's attention by management, the independent auditors or the Board; evaluates the Company's public financial reporting documents; reviews the non-audit services to be performed by the independent auditors, if any; and considers the effect of such performance on the auditor's independence. During the year ended December 31, 2001, the Board examined the composition of the Audit Committee in light of the adoption by The Nasdaq National Market of new rules governing audit committees. Based upon this examination, the Board confirmed that all members of the Audit Committee during the year ended December 31, 2001 were "independent" within the meaning of Nasdaq's new rules. A copy of the Audit Committee's charter is included as Appendix A to this Information Statement. During 2001, the Audit Committee met six times. All members of the Audit Committee attended each meeting. Prior to May 16, 2002, Richard Friedland, Eugene Cacciamani and Martin Grant served as the members of the Audit Committee. The Board expects to appoint new members to the Audit Committee.

Audit Committee Report

Committee Report

         The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company incorporates it by specific reference.

         Our Board's Audit Committee consists of Dr. Eugene R. Cacciamani, Mr. Richard S. Friedland and Mr. Martin Grant. As of May 16, 2002, each of the members of the Audit Committee is "independent" pursuant to Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards. The Audit Committee operates in accordance with its written charter, a copy of which is provided as Appendix A, first adopted by the Audit Committee on July 23, 1998 and last revised on May 16, 2000. During the fiscal year ended December 31, 2001, the Audit Committee met six times.

         The Audit Committee assists the Board by overseeing the performance of the independent auditors and the quality and integrity of the Company's internal accounting, auditing and financial reporting practices. The Audit Committee's primary duties and responsibilities are to: (1) serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (2) review and appraise the audit efforts of the Company's independent auditors; and (3) provide an open avenue of communication among the independent auditors, the Company's financial and senior management and the Board of Directors.

         In discharging its oversight responsibility of the audit process, the Audit Committee obtained from the independent auditors, Ernst & Young LLP, a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence. The Audit Committee discussed and reviewed the Company's unaudited quarterly financial statements with management and the Company's independent auditors prior to the filing of the Company's quarterly reports with the SEC and reviewed the audited financial statements of the Company for the fiscal year ended December 31, 2001 with management and with the independent auditors.

       The Audit Committee has discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees) and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. Based on the above-mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K SB for the fiscal year ended December 31, 2001, for filing with the Securities and Exchange Commission.

       Audit Committee

  Eugene R. Cacciamani          Richard S. Friedland              Martin Grant

         The above Audit Committee Report shall not be deemed filed or incorporated by reference into any other filings by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that the Company specifically incorporates this information by reference.

AUDIT FEES

Audit Fees

         The aggregate fees billed or expected to be billed to the Company by the Company's independent auditors, Ernst & Young LLP, for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for that year were about $230,000. In addition, the aggregate fees billed to the Company by the Company's prior independent auditors, PricewaterhouseCoopers, for professional services rendered its review of the financial statements included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 were about $26,000.

Financial Information Systems Design and Implementations Fees

         There were no fees billed by Ernst & Young LLP or PricewaterhouseCoopers for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2001.

All Other Fees

         During the fiscal year ended December 31, 2001, PricewaterhouseCoopers billed the Company about $44,000 in connection with the preparation of the Company's Form SB-2, Form S-3 and Form 8-K. There were no other fees billed by Ernst & Young LLP or PricewaterhouseCoopers for services rendered to the Company for the fiscal year ended December 31, 2001.

Director Compensation

         The Company pays each non-employee director $1,000 for each regularly scheduled meeting of the Board that they attend, including meetings attended in 2001. The Company also reimburses non-employee directors for expenses incurred in connection with attending Board and committee meetings. Additionally, the Company generally compensates its directors for serving in such capacity by granting them stock options. The Compensation Committee of the Board of Directors meets annually to determine option grants to directors. In May, the Company granted options to purchase 15,000 shares of Common Stock under the 1999 Stock Incentive Plan to Martin Grant. The options are exercisable for a period of five years from the date of grant . The options have an exercise price of $2.02 per share, which was the fair market value of the underlying Common Stock on the date of grant, and vested one third on September 10, 2001, and will vest two thirds on September 10, 2002. In the event the Company is acquired or participates in a merger in which it is not the surviving entity, all options vest immediately prior to the consummation of the acquisition or merger. No option grants were made to non-employee directors other than Mr. Grant during 2001. As of December 31, 2001, 5,000 of the options granted to Mr. Grant were vested and none had been forfeited.

Executive Officers of the Company

         Set forth below is a brief description of the present and past business experience of each of the persons who serve as executive officers or key employees of the Company who are not also serving as directors. All of the officers identified below serve at the discretion of the Board.

         John F. Baney, 55--Vice President Sales and Marketing. Jack Baney was named Vice President of Sales and Marketing in January of 2002. Mr. Baney most recently served as Worldwide Director of Sales - Service Provider Channel at IBM Corporation since 1998. While at IBM Corporation, he served as Worldwide Director of Marketing - Networking from 1995 until 1997, Director of Sales - North American Internetworking from 1992 until 1995, Manager of Networking Field Support from 1990 until 1992, and several other manager positions from 1984 until 1992.

         Roger A. Booker, 47--Senior Vice President, Business Development. Roger A. Booker has served as Senior Vice President, Business Development since April 2000. He served as Vice President, Operations and Engineering from August 1999 until April 2000. From February 1996 until August 1999, he was Vice President, Operations. From June 1994 to February 1996, Mr. Booker served as the Vice President, International Development and Operations at Global Partnership, Inc., where he directed international development and operations. From February 1990 to June 1994, Mr. Booker also served as the Vice President, Manufacturing Operations at Cryptic, Inc., an encrypted facsimile machine manufacturer, and served in the same position at General Kinetics, Inc. until July 1990, when it acquired Cryptic, Inc., where he was responsible for overseeing operations, including several acquisitions and divestitures. From August 1986 to February 1990, Mr. Booker was Director of Operations for Magnavox Government and Industrial Electronics Company, where he managed the development of a new 200,000 square foot manufacturing facility.

         Ron Dobes, 48--Vice President Engineering. Ron Dobes was named Vice President of Engineering in November of 2001. Mr. Dobes most recently served as Vice President of Systems Engineering and Development at Gemini Networks from June 2000 until October 2001. While at Gemini Networks, he managed the technical team that defined, engineered, and implemented an open access Operations Support System for an HFC-based wholesale broadband access architecture. From November 1986 until June 2000, Mr. Dobes served as Vice President of Systems Engineering and Development at RoadRunner/MediaOne/U S West. While at RoadRunner/MediaOne/U S West, he also served as Director of Data Communications Applications Development from May 1994 to March 1997 and Technical Director of Systems Software from November 1986 until May 1994.

         Robert H. Emery, 57--Chief Financial Officer, Vice President, Administration and Secretary. Robert H. Emery has served as Chief Financial Officer, Vice President, Administration and Secretary since mid-December 1999. From December 1996 through mid-December 1999, he was Vice President, Administration and Finance and Secretary. He served previously as Vice President, Administration from May 1995 to December 1996. From May 1986 to May 1995, he served as Vice President of Aries Systems International, Inc., an information services company. From August 1983 to July 1986, Mr. Emery served as the ADP Security Officer for the military's largest secure computer network.

                             Legal Proceedings

         The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer or affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

              Voting Securities and Principal Holders Thereof

Voting Securities of the Company

         As of May 16, 2002, after taking into consideration the purchase by Moneyline and others of Common Stock, there were 48,610,800 shares of Common Stock issued and outstanding and no shares of preferred stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information with respect to the beneficial ownership of shares of the Company's Common Stock as of May 16, 2002 by:

         o each person who the Company knows owns beneficially more than 5% of the Company's Common Stock,

         o    each of the Company's directors individually,

         o    each of the Company's named executive officers individually, and

         o    all of the Company's executive officers and directors as a group.

         Unless otherwise indicated, to the Company's knowledge, all persons listed below have sole voting and investment power with respect to his shares of Common Stock. Each person listed below disclaims beneficial ownership of their shares, except to the extent of his pecuniary interests therein. Shares of Common Stock that an individual or group has the right to acquire within 60 days of May 16, 2002 pursuant to the exercise of options and warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.



                                                   Shares of VNCI Common Stock
                                                        Beneficially Owned
                                                Number                  Percentage(1)
Principal Stockholder:

Moneyline Telerate Holdings(2)                 36,250,000                     60.6%

EBC Affiliates(3)                               4,918,979                      9.7%

Rubenstein Affiliates(4)                        8,144,267                     16.4%
Directors and Executive Officers:

John F. Baney(5)                                        -                        *

Roger A. Booker(6)                                 27,605                        *

Eugene R. Cacciamani(7)                            13,031                        *

Ronald K. Dobes(8)                                      -                        *

Robert H. Emery(9)                                 30,745                        *

Richard S. Friedland(10)                            8,000                        *

Carl Muscari(11)                                   51,666                        *

Jonathan Robson(12)                            36,250,000                     60.6%

Alexander Russo(13)                            36,250,000                     60.6%

David A. Walsh(14)                             36,250,000                     60.6%

All directors and executive officers as
a group (10 persons)(15)                       36,381,047                     60.6%

*        Less than 1%.

(1) Applicable percentage of ownership as of May 16, 2002 is based on 48,610,800 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with rules of the SEC. For each beneficial owner, shares of Common Stock subject to options or warrants exercisable within 60 days of May 16, 2002 are deemed outstanding.

(2) Moneyline Telerate Holdings holds its interest in VNCI through its wholly owned subsidiary Moneyline Networks, LLC. The address of Moneyline Networks, LLC and of Moneyline Telerate Holdings is 233 Broadway, New York, NY 10279. Includes 11,250,000 shares of Common Stock that maybe acquired upon the exercise of warrants.

(3) EBC Affiliates refers to EarlyBirdCapital and certain of its affiliates. The address of EarlyBirdCapital and its affiliates is One State Street Plaza, 24th Floor, New York, New York 10004.

(4) Rubenstein Affiliates refers to Mr. Barry Rubenstein, Wheatley, Seneca, Woodland Fund, Woodland Partners, Woodland Services Corporation and the Rubenstein Foundation. The address of Mr. Barry Rubenstein and the Rubenstein Foundation is 68 Wheatley Road, Brookville, New York 11545. The address of Wheatley is 80 Cuttermill Road, Great Neck, New York 11021. The address of Seneca, Woodland Fund, Woodland Partners and Woodland Services Corp. is 68 Wheatley Road, Brookville, New York 11545. Woodland Services Corp. is a general partner of Seneca and Woodland Fund. Mr. Barry Rubenstein is a general partner of Wheatley, Seneca, Woodland Fund and Woodland Partners, an officer and director of Woodland Services Corp. and a Trustee of the Rubenstein Foundation. Mrs. Marilyn Rubenstein is a general partner of Woodland Partners, a Trustee of the Rubenstein Foundation and an officer of Woodland Services Corp., and is the wife of Mr. Barry Rubenstein. Each of Mr. Barry Rubenstein and Mrs. Marilyn Rubenstein disclaim ownership of these securities except to the extent of his or her equity interest therein. Applewood Capital Corp., Irwin Lieber and Barry Fingerhut are also general partners of Wheatley, and Messrs. Irwin Lieber and Barry Fingerhut are also officers and directors of Applewood Capital Corp., and as such, may be deemed to exercise voting and investment power over the securities owned by Wheatley. Seth Lieber and Jonathan Lieber are also general partners of Wheatley and officers of Applewood Capital Corp., and as such, may be deemed to exercise voting and investment power over these securities owned by Wheatley. Applewood Capital Corp., Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber disclaim beneficial ownership of the equity securities owned by Wheatley except to the extent of his or its equity interest therein. Brian Rubenstein and Rebecca Rubenstein are also Trustees of the Rubenstein Foundation and, as such, may be deemed to exercise beneficial ownership of these securities owned by the foundation. Brian Rubenstein is the son and Rebecca Rubenstein is the daughter of Barry and Marilyn Rubenstein. Each disclaims beneficial ownership of the equity securities owned by the Rubenstein Foundation except to the extent of his or her equity interest therein.

(5) The address of Mr. Baney is c/o Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801.

(6) The address of Mr. Booker is c/o Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801. Includes 27,326 shares of Common Stock issuable upon exercise of options.

(7) The address of Dr. Cacciamani is c/o Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801. Includes 12,187 shares of Common Stock issuable upon exercise of options.

(8) The address of Mr. Dobes is c/o Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801.

(9) The address of Mr. Emery is c/o Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801. Includes 28,920 shares of Common Stock issuable upon exercise of options.

(10) The address of Mr. Friedland is c/o Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801. Consists of 8,000 shares of Common Stock issuable upon exercise of options.

(11) The address of Mr. Muscari is c/o Video Network Communications, Inc., 50 International Drive, Portsmouth, New Hampshire 03801. Consists of 51,666 shares of Common Stock issuable upon exercise of options.

(12) The address of Mr. Robson is c/o Moneyline, 233 Broadway, New York, NY 10279. Mr. Robson is the CEO of Moneyline. Includes 11,250,000 shares of Common Stock issuable upon the exercise of warrants. Mr. Robson may be deemed to beneficially own Moneyline's interest in VNCI, however, Mr. Robson disclaims any such beneficial ownership.

(13) The address of Mr. Russo is c/o Moneyline, 233 Broadway, New York, NY 10279. Mr. Russo is Executive Vice President of Moneyline. Includes 11,250,000 shares of Common Stock issuable upon the exercise of warrants. Mr. Russo may be deemed to beneficially own Moneyline's interest in VNCI, however, Mr. Russo disclaims any such beneficial ownership.

(14) The address of Mr. Walsh is c/o Moneyline, 233 Broadway, New York, NY 10279. Includes 11,250,000 shares of Common Stock issuable upon the exercise of warrants. Mr. Walsh may be deemed to beneficially own Moneyline's interest in VNCI, however, Mr. Walsh disclaims any such beneficial ownership.

(15) Includes 11,378,099 shares of Common Stock issuable to executive officers and directors upon exercise of options and warrants.

                             Change in Control

         On May 17, 2002, the Company issued a press release announcing a change in control in connection with its restructuring and merger. The press release is set forth in its entirety in "Background Information" above.

                           Executive Compensation

Summary Compensation Table

         The following table lists the cash remuneration the Company paid or accrued during 2001, 2000 and 1999 to our President and Chief Executive Officer and to each of our other most highly compensated executive officers for 2001 whose salary and bonus exceeded $100,000 (the "Named Executive Officers"). The Company did not have any pension or long-term incentive plan and did not grant any restricted stock awards, bonus stock awards or stock appreciation rights to any of the executive officers named in this table during 2001.

                         Summary Compensation Table

                                                                                            Long Term Compensation
                                                                                             Awards         Payouts
                                                               Annual Compensation         Underlying       All Other
              Name and Principal Position                  Year     Salary       Bonus       Options      Compensation

Carl Muscari (1).......................................   2001     $186,329       $-0-           -0-          $-0-
   Chairman, President &                                  2000     $187,801       $-0-        75,000          $-0-
   Chief Executive Officer                                1999     $ 44,647       $-0-       387,500          $-0-

Roger A. Booker........................................   2001     $145,777       $-0-           -0-          $-0-
   Senior Vice President                                  2000     $147,656       $-0-        35,000          $-0-
   Business Development                                   1999     $130,600       $-0-       171,428          $-0-

Robert H. Emery........................................   2001     $152,026    $20,000           -0-          $-0-
   Chief Financial Officer and                            2000     $152,026       $-0-        35,000
   Vice President, Administration                         1999     $120,057       $-0-       175,000          $-0-

Stephen A. LaMarche (2)   .............................   2001     $154,690       $-0-           -0-          $-0-
   Vice President Sales and Marketing                     2000     $150,574       $-0-       195,000          $-0-

-------------------
(1) Mr. Muscari joined the Company as President and Chief Operating Officer in September 1999.
(2) Mr. LaMarche joined the Company as Vice President of Sales and Marketing on January 3, 2000 and left the Company on January 21, 2002.


Option Grants in Last Fiscal Year

     No stock options were granted to the Named Executive Officers in 2001. As of May 16, 2002, the Company has not granted any stock appreciation rights to any Named Executive Officer.

Stock Option Exercises In 2001

         None of the Company's Named Executive Officers exercised any options in 2001. The following table sets forth the number of shares of Common Stock underlying unexercised options held by the Named Executive Officers at December 31, 2001 and the aggregate dollar value of in-the-money unexercised options held at December 31, 2001.


                       Aggregated Option Exercises In 2001 And Year-End Option Values

                                                          Number of
                                                     Securities Underlying          Value of Unexercised
                                                     Unexercised Options At       In-The-Money Options/SARs
                                                       December 31, 2001            At December 31, 2001
   Name                                              Exercisable/Unexercisable    Exercisable/Unexercisable(1)

Carl Muscari                                          258,333 / 204,167                    $0 / $0
Roger A. Booker                                        136,640 / 86,429                    $0 / $0
Robert H. Emery                                        144,617 / 88,096                    $0 / $0
Stephen A. LaMarche                                     98,166 / 96,834                    $0 / $0

------------------

(1) The dollar value of in-the-money, unexercised options at December 31, 2001 was calculated by determining the difference between the fair market value of the Common Stock underlying the options and the exercise price per share of the options at December 31, 2001.


            Employment Agreements and Termination of Employment
                    and Change-in-Control Arrangements

         The Company has entered into a letter agreement, dated May 16, 2002 (the "Letter Agreement") with Carl Muscari setting forth the terms of Mr. Muscari's employment containing the following principal terms:

         o Mr. Muscari will serve as the Chief Executive Officer of the Company.

         o Mr. Muscari will receive a base salary ("Base Salary") at an annual rate of $200,000, payable in accordance with the Company's normal payroll practices. The Base Salary will be reviewed at least annually, and may be subject to upward adjustment at the discretion of the Board (or a committee thereof). In addition to the Base Salary, Mr. Muscari shall have the opportunity to earn an annual bonus for each fiscal year of the Company that ends during the employment period (the "Bonus Award") of up to 50% of the Base Salary paid during such year based on achievement of targeted level of performance, as established in advance by the Board or a committee thereof. The Board, in its discretion, may award a higher bonus for any year for performance that exceeds target levels.

         o Mr. Muscari will be granted the option to purchase 150,000 shares of Common Stock at an exercise price of $0.60 per share pursuant to the Company's Stock Option Plan. Twenty-five percent (25%) of the options granted vest immediately, however, the vested shares of Common Stock shall not be exercisable until May 16, 2003.

         o In the event the Company terminates Mr. Muscari's employment other than for Cause (as defined in the Letter Agreement), or Mr. Muscari's terminates the Letter Agreement for Good Reason (as defined in the Letter Agreement), then in lieu of any other severance benefits otherwise payable under any Company policy, or any other damages payable in connection with such termination, Mr. Muscari will be entitled to receive (i) continued payment of his Base Salary for one (1) year, (ii) at the end of such one year period, a lump sum payment equal to a pro rata share of his Bonus Award (based upon the number of days employed in his final fiscal year of employment prior to such termination), if any, paid for the fiscal year ending immediately preceding such termination, and (iii) for a period of one (1) year after termination of his employment, direct payment by the Company to the carrier of the premiums due for any health insurance continuation coverage elected by Mr. Muscari under the Company's group health plans.

         o During the term of Mr. Muscari's employment by the Company and for a period of twelve (12) months following such employment, Mr. Muscari agrees not to compete with the Company through ownership, operation, management or control of any person or entity or solicit any employees, customers, suppliers or other persons with whom the Company has business relationships.

1999 Stock Incentive Plan

         Description of the Plan

         The following is a summary description of the Company's 1999 Stock Incentive Plan. The 1999 Plan authorizes the issuance, upon the exercise of stock options (both incentive and nonqualified), stock appreciation rights and the award of restricted stock, of up to 8,000,000 shares of our authorized Common Stock. In this statement, the Company refers to stock options, stock appreciation rights and awards of restricted stock collectively as "stock awards." The Company also refers to stock appreciation rights in this proxy statement as "SARs." The 1999 Plan became effective on September 9, 1999, the date on which it was approved by stockholders, and will terminate on September 9, 2009. The 1999 Plan is administered by the Compensation Committee of the Board.

         Any of our employees, or employees of any of our affiliates, any member of our Board or that of any of our affiliates and any persons performing consulting or advisory services for us or any of our affiliates who are designated by the committee administering the 1999 Plan are eligible to receive awards under the plan. The 1999 Plan defines "affiliates" as any subsidiary or parent corporation of the Company. The Company does not currently have any affiliates, but the Company may have affiliates in the future. In order to be eligible to receive a grant under the 1999 Plan, the Board or committee administering the plan must determine that the person has contributed significantly or is expected to contribute significantly to the profits or growth of the Company. The Company may grant awards under the 1999 Plan in the form of stock options, grants of stock or SARs. The Company may grant stock options as either incentive stock options or non-qualified stock options. The Company may grant incentive stock options only to employees. The Company also may grant to participants awards of stock, which are shares of Common Stock that are granted subject to the satisfaction of certain specified conditions. The Company also may grant SARs to participants under the 1999 Plan, which entitle the holder to receive the difference between the fair market value of the shares of Common Stock subject to the award on the date of grant, and the fair market value of those shares on the date of exercise. The Company may grant SARs in relation to a particular stock option awarded under the 1999 Plan, and those SARs are exercisable only upon the surrender, unexercised, of that portion of the stock option to which the SARs relates. As of May 15, 2002, approximately 42 employees, including five of our executive officers, and six outside directors were eligible to receive awards under the 1999 Plan.

         Options. The Company may grant incentive or non-qualified stock options under the 1999 Plan. The maximum period in which an option may be exercised is determined by the committee on the date of grant, except that no option that is an incentive stock option may be exercised after the expiration of ten years from the date the option is granted (five years in the case of an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of our stock (a "Ten Percent Stockholder")). The exercise price per share of each option granted under the 1999 Plan shall be determined by the committee, except that the exercise price per share of Common Stock for an incentive stock option may not be less than 100% (110% in the case of a Ten Percent Stockholder) of the fair market value of our Common Stock on the date the option is granted. The 1999 Plan defines "fair market value" on any given date as follows: (i) if the Common Stock is traded on Nasdaq or listed on a national securities exchange, the last sale price of our Common Stock as reported on the date of determination (or, if there were no sales on that date, the next preceding date on which there were sales of Common Stock) or
(ii) if the Common Stock is not traded on Nasdaq or a national securities exchange, the last sale price last reported by the National Association of Securities Dealers, Inc. for the over-the-counter market on the date of determination (or, if there were no sales reported on that date, the next preceding date on which there were such sales). If for any reason the Company becomes a company that is not subject to the filing requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, then "fair market value" shall be determined by the committee in good faith using any reasonable method. To the extent that the aggregate fair market value (determined on the option grant date) of the shares of Common Stock with respect to which incentive stock options granted to any person are exercisable for the first time during any calendar year exceeds $100,000, then such options are not incentive stock options.

         An option may be exercised, in full or in part, with respect to any whole number of shares for which the option is exercisable, provided that the option is vested. The option holder must provide written notice to the Secretary of the Company specifying the number of options exercised. Unless the specific option agreement provides otherwise, payment of the option exercise price is payable as follows: (i) in cash (or cash equivalents acceptable to the committee), (ii) with Common Stock owned by the participant that has been held for at least six months prior to the date of exercise, (iii) with the consent of the committee, by delivery of a full-recourse promissory note (provided that the par value is paid in cash), as long as the shares of Common Stock received upon exercise of the option are pledged to secure the note, or (iv) if the Common Stock is traded on an established securities market, and subject to the approval of the committee, payment of the exercise price by a broker-dealer or by the option holder with cash advanced by a broker-dealer if the exercise notice is accompanied by irrevocable instructions to deliver the Common Stock acquired upon exercise of the option directly to the broker-dealer. If an option is accompanied by an SAR, the exercise of the option results in the termination of the corresponding SAR to the extent of the number of shares with respect to which the option is exercised.

         Options vest as provided in the applicable option agreement. Vesting of an option shall cease on the date that an option holder terminates employment and the option is exercisable only to the extent the option is vested on the date of termination of employment. If an option holder's employment terminates because of death or disability, the option expires on the earlier of (i) one year from the date of termination of employment or (ii) the expiration date under the terms of the applicable option agreement. Until the option exercise date, an option holder's heirs, legatees or legal representative may exercise the option (except to the extent the option was previously transferred as permitted under the 1999
Plan). If an option holder's employment terminates for any reason other than death or disability, the right to exercise the option (to the extent vested) generally terminates upon the earlier of (i) the date that is three months after the date on which the holder terminates employment or (ii) the expiration date under the terms of the option agreement. In the event an option holder's employment terminates "for cause," any unexercised option held by that holder shall terminate and unexercised options shall be forfeited immediately. Except as provided in the next sentence, options are not transferable by an option holder except by will or by the laws of descent and distribution. Under the 1999 Plan, if the Option Agreement so provides, an option that is not an incentive stock option may be transferred to an option holder's children, stepchildren, grandchildren, spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners, as long as the option holder does not receive any consideration for any transfer. In the event of such transfer, the option and any corresponding SAR that relates to such option must be transferred to the same person or persons or entity or entities.

         SARs. The committee has authority to designate each individual to whom SARs are to be granted and to specify the number of shares covered by such awards. The committee may not grant corresponding SARs that are related to incentive stock options, which are first exercisable in any calendar year for stock having an aggregate fair market value that exceeds $100,000.

         The maximum period in which an SAR may be exercised shall be determined by the committee on the date of grant, except that no corresponding SAR that is related to an incentive stock option shall be exercisable after the expiration of ten years from the date the related option was granted. In the case of an SAR that is related to an incentive stock option granted to a participant who is or is deemed to be a Ten Percent Stockholder, the corresponding SAR shall not be exercisable after the expiration of five years from the date the related option was granted. The terms of any corresponding SAR that is related to an incentive stock option may provide that it is exercisable for a period less than the maximum period. Subject to the provisions of the 1999 Plan and the applicable SAR agreement, an SAR may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the committee determines, except that a corresponding SAR that is related to an incentive stock option may be exercised only to the extent that the related option is exercisable and only when the fair market value exceeds the option exercise price of the related option. A SAR granted under the 1999 Plan may be exercised with respect to any number of whole shares less than the full number for which the SAR could be exercised. A partial exercise of an SAR does not affect the right of the holder to exercise the SAR from time to time in accordance with the 1999 Plan and the related agreement with respect to the remaining shares of Common Stock subject to the SAR. The exercise of a corresponding SAR shall result in the termination of the related option to the extent of the number of shares of Common Stock with respect to which the SAR is exercised.

         At the committee's discretion, the amount payable as a result of the exercise of an SAR may be settled in cash, shares of Common Stock, or a combination of cash and Common Stock. Under the 1999 Plan, the Company shall not deliver any fractional shares of Common Stock upon the exercise of an SAR but shall make a cash payment in lieu of any fractional shares.

         Except as provided in the next sentence, SARs granted under the 1999 Plan are not transferable except by will or by the laws of descent and distribution. If the applicable agreement so provides, an SAR may be transferred to an SAR holder's children, stepchildren, grandchildren, spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only participants, except that the holder may not receive any consideration for the transfer. In the event of any such transfer, a corresponding SAR and the related option must be transferred to the same person or persons or entity or entities. The holder of a transferred SAR shall be bound by the same terms and conditions that governed the SAR during the period that it was held by the participant.

         Stock Awards. The committee may designate individuals to whom stock awards are made and specify the number of shares of Common Stock covered by such awards. The committee may, on the date of the award, prescribe that a stock award shall become non-forfeitable or otherwise restricted for a period of time or subject to such conditions set forth in the stock award agreement. The committee may prescribe that the award shall be vested or transferable or both based on objectives such as, but not limited to, return on equity, earnings per share, total earnings, earnings growth, return on capital, return on assets or fair market value. If the committee, on the date of the award, prescribes that a stock award shall become non-forfeitable and transferable only upon the attainment of performance objectives, the shares of Common Stock subject to the award shall become non-forfeitable and transferable only to the extent that the committee certifies that such objectives have been achieved. The committee may, on behalf of the Company, endorse a legend on the certificates representing the stock award in order to prevent a violation of the requirements of the Securities Act and to implement the provisions of the agreement with the holder.

         Except as provided in the next sentence, stock awards are nontransferable except by will or by the laws of descent and distribution. If the stock award so provides, a stock award may be transferred by the holder to the holder's children, stepchildren, grandchildren, spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners, except that the holder may not receive any consideration for the transfer. No right or interest of a participant in a stock award shall be liable for, or subject to, any lien, obligation or liability of such participant. The transferee of a stock award shall be bound by the same terms and conditions that governed the stock award during the period that it was held by the participant.

         Upon the issuance of a stock award to a participant, and prior to forfeiture in accordance with the terms of the applicable agreement, and while the shares of Common Stock granted pursuant to the stock award may be forfeited or are transferable, a participant shall have all rights as one of our stockholders with respect to the stock award, including the rights to vote the shares and to receive dividends. However, a participant cannot sell, transfer, pledge or otherwise dispose of the shares of Common Stock subject to the award. The Company shall retain custody of the stock certificates evidencing the shares subject to the award, and the participant must deliver to us stock powers duly executed in blank. These restrictions shall no longer apply after the shares of Common Stock granted under the stock award are transferable and no longer forfeitable.

         Change in Capital Structure. The existence of outstanding options does not affect in any way our right or power to make or authorize any and all adjustments, recapitalizations, reorganizations or other changes in our capital structure or business, or in any merger or consolidation, or issue bonds, debentures, preferred stock or other securities, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of our assets or business, or any other corporate act or proceeding. If the Company effects a subdivision or consolidation of our shares, or have another capital readjustment or pay a dividend or increase or reduce the number of shares of Common Stock, without receipt of consideration by us, the number of shares of Common Stock subject to each outstanding award, the class and the exercise price per each such share of Common Stock subject to an option or SAR or the receipt of a stock award shall be proportionately adjusted, and the number and class of shares reserved for issuance under the 1999 Plan shall then be proportionately adjusted. If the Company is the surviving company in a merger or consolidation, each holder of an outstanding option or SAR shall be entitled, upon exercise of that option or SAR, to receive (subject to any required action by stockholders), in lieu of the number and class of shares as to which such option or SAR is then exercisable, the number and class or classes of shares of stock or other securities or property to which the holder would have been entitled pursuant to the terms of the agreement of merger or consolidation if, immediately prior to the merger or consolidation, the holder had been the holder of record of a number of shares of Common Stock equal to the number of shares of Common Stock as to which that option or SAR may be exercised.

         If the Company merges into or consolidates with another corporation under circumstances where the Company is not the surviving corporation, or if the Company is liquidated or sells or otherwise dispose of substantially all of our assets to another entity while unexercised options, SARs or unvested stock awards remain outstanding under the 1999 Plan, unless provisions are made in connection with the transaction for the continuance of the 1999 Plan and/or the assumption or substitution of options, SARs or stock awards with new options, stock appreciation rights or stock awards covering the stock of the successor corporation, or the parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and exercise prices, then all outstanding options, SARs and stock awards shall be vested and exercisable immediately prior to the effective date of such merger, consolidation, liquidation or sale. Upon the occurrence of such an event, all unexercised options and SARs that have not been continued or assumed, whether or not such options were vested or exercisable before application of the preceding sentence, shall terminate and all SARs and options that have not been continued or assumed shall be deemed to have been exercised. Adjustments under the 1999 Plan shall be made by the committee (or if none is appointed, the Board), whose determination as to what adjustments shall be made and the extent thereof shall be final, binding and conclusive.

         General Provisions. Federal, state or local law may require the withholding of taxes applicable to income resulting from an award. We have the right, before any certificate for any Common Stock is delivered, to deduct or withhold from any payment owed to a participant any amount that is necessary to satisfy any withholding requirement that the Company believes is imposed on us in connection with any federal, state or local taxes, or to otherwise require the participant to make appropriate arrangements for payment of the withholding amount. The committee may, in its discretion and subject to such rules as it may adopt, permit the participant to pay all or a portion of the federal, state or local withholding taxes by (i) having us withhold shares of Common Stock issuable under an option, SAR or stock award withheld, (ii) tendering back to us shares of Common Stock received upon exercise of an option, SAR or stock award, (iii) delivering to us previously acquired stock, (iv) having funds withheld from payments of cash compensation to the participant or (v) paying us in cash.

         Our Board can amend or terminate the 1999 Plan from time to time, provided that no amendment may become effective until stockholder approval is obtained if required under applicable federal or state corporate or securities laws, or pursuant to the terms of any listing or similar agreement to which the Company is a party or the rules of any domestic stock exchange or quotation system on which shares of Common Stock are then listed. No amendment may, without a participant's consent, adversely affect the right of such participant under any outstanding stock award, option or SAR.

         Participation in the 1999 Plan. The grant of stock awards under the 1999 Plan to employees, including the President and Chief Executive Officer and each of the other most highly compensated executive officers for 2000 whose salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"), is subject to the discretion of the committee. As of the date of this proxy statement, there has been no determination by the committee with respect to future awards under the 1999 Plan. Accordingly, future awards are not determinable.

              Source and Amount of Funds For Change in Control

         Upon consummation of the transactions contemplated by the Stock Purchase Agreement, Moneyline acquired a majority of the Common Stock of VNCI. The total amount of funds required by Moneyline to consummate the transactions contemplated by the Stock Purchase Agreement was $15,000,000 in cash. Moneyline obtained the cash from available cash on hand at Moneyline.

        Compensation Committee Interlocks and Insider Participation

         Executive compensation decisions in 2001 were made by the Compensation Committee. During 2001, no interlocking relationship existed between the Company's Board and the board of directors or compensation committee of any other company.

          Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Directors, officers and greater than 10% stockholders are required by SEC regulations to furnish the Company with all Section 16(a) forms they file.

         To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company, the Company believes that all of the Company's directors, officers and greater than 10% stockholders have complied with the applicable Section 16(a) reporting requirements during the fiscal year ended December 31, 2001.

               Certain Relationships and Related Transactions

         The Company believes that all of the transactions set forth below were made on an arms-length basis. All future transactions between the Company and its officers, directors, principal stockholders and affiliates must be approved, in good faith, by a majority of the Board, unless they are on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

B2BVideo Networks Private Placement

         On December 31, 1999, the Company entered into an agreement with B2BVideo Networks, Inc. (formerly b2bvideo.com, Corp.); a high technology startup company that intends to provide aggregated business video content to the business market. The agreement was to become effective that day after the closing of B2BVideo's proposed private placement of Series A Preferred Stock in the first quarter of 2000. The Agreement provides that VNCI receive an equity position in B2BVideo Networks in exchange for favorable purchase terms and conditions regarding technical support and equipment provided to B2BVideo. B2BVideo's private placement closed on March 14, 2000. The Company received one million shares of Common Stock, equivalent to an ownership percentage of approximately fourteen and one half percent (14.5%) on a fully diluted basis on the closing date assuming conversion of all Series A Preferred Stock. Mr. James F. Bunker, a former director of the Company and B2BVideo Networks participated in the private placement purchasing less than one percent of the total offering. Ms. Cheryl Snyder, CEO of B2BVideo is also a former director of the Company.

Sale of B2BVideo Shares to Dalewood 2

         On December 14, 2000, the Company sold 250,000 shares of its B2BVideo Networks equity investment to Dalewood 2 for $2.00 per share or $500,000. Dalewood 2 is a venture fund that is directed and controlled by EarlyBirdCapital. EarlyBirdCapital (formerly known as Southeast Research Partners) acted as a placement agent in the August 2000 private placement of 1,760,000 units and acted as an underwriter and the representative of the June 1999 public offering of 2,300,000 units. In connection with the June 1999 public offering, the Company also engaged EarlyBirdCapital to act as an agent for the solicitation of the exercise of some of the Company's warrants. EarlyBirdCapital also acted as the placement agent for the February 1999 private placement of securities.

B2BVideo Networks Merger

          In connection with the Merger Agreement, B2BVideo became a wholly owned subsidiary of VNCI and B2BVideo's shareholders were issued 3.0 million shares of Common Stock.

Moneyline Acquisition of VNCI Common Stock and Warrants

         Pursuant to the Stock Purchase Agreement, Moneyline purchased 25 million new shares of Common Stock at $0.60 per share, for a total investment of $15,000,000. In addition, Moneyline was issued warrants to purchase an additional 11.25 million shares of Common Stock at an exercise price of $0.60 per share, and was granted the right to appoint a majority of the directors of the Board.

         Simultaneously, certain existing investors and new investors introduced to VNCI by EarlyBirdCapital invested a total of $11.1 million, purchasing new shares of Common Stock and converting certain outstanding loans to VNCI and B2BVideo into shares of Common Stock at $0.60 per share. Existing investors include Dalewood Associates, L.P., K.B. (C.I.) Nominees Limited, and new investors include Wheatley Partners and various affiliated funds.

Technology and Strategic Agreements with Moneyline

         In connection with the Stock Purchase Agreement, VNCI and B2BVideo entered into a Strategic Alliance Agreement and certain Technology License Agreements with Moneyline. Pursuant to these agreements B2BVideo and VNCI licensed certain intellectual property and proprietary processes and provide proprietary video equipment to Moneyline. Moneyline will use the proprietary video equipment provided to transmit Moneyline's managed video network services, and will augment B2BVideo's existing managed video network services with B2BVideo's intellectual property and proprietary processes. Moneyline's sales and marketing organizations will commence a marketing campaign to sell and distribute this video equipment integrating Moneyline's newly enhanced managed video network services. VNCI and B2BVideo will receive a share of revenues from Moneyline based on Moneyline's sales of managed video services. B2BVideo will also act as a reseller of Moneyline's managed video services.

EarlyBirdCapital

         In connection the Merger Agreement and the Stock Purchase Agreement, the Company engaged EarlyBirdCapital to serve as a professional advisor to the Company with respect to the transactions. In connection with its representation of VNCI, EarlyBirdCapital received a fee from VNCI upon consummation of the transactions.


                                                                 APPENDIX A



                               Charter of the
                 Audit Committee of the Board of Directors
                     Video Network Communications, Inc.

                          AUDIT COMMITTEE CHARTER

                                May 16, 2000

The Audit Committee shall consist of a minimum of two independent directors and shall have general oversight responsibility with respect to the Corporation's financial reporting. In performing its oversight responsibility the Committee shall make recommendations to the Board of Directors as to the selection, retention or change in the independent accountants of the Corporation; and review with the independent accountants the scope of their examination and other matters relating to both their audit and non-audit activities. In undertaking the foregoing responsibilities, the Audit Committee shall have unrestricted access, if necessary, to personnel of the Corporation and documents and shall be provided with the resources and assistance necessary to discharge its responsibilities, including periodic reports from management assessing the impact of regulation, accounting, and reporting of other significant matters that may affect the Corporation. The Audit Committee shall review the financial reporting and adequacy of internal controls of the Corporation, consult with certified public accountants, and from time to time, but not less than annually, report to the Board. The Board of Directors shall fill vacancies in the membership of the Audit Committee.

In meeting its responsibilities, the Audit Committee is expected to:

1. Provide an open avenue of communication between the independent accountants and the Board of Directors.

2.       Review and update the Committee's charter annually.

3. Receive copies of all quarterly financial statements and review with the Corporation's chief accounting officer and senior management as deemed appropriate.

4. Recommend to the Board of Directors the independent accountants to be retained, approve their fees, and if applicable, review and approve their discharge.

5. When applicable, review and concur in the appointment of a director of internal auditing.

6. Review management consulting services and related fees provided by the independent accountants.

7. Consider, with management, the audit scope and plan of the independent accountants.

8.       Consider and review with the independent accountants:

         a)    The adequacy of the Corporation's internal controls.

         b) Any related significant findings and recommendations of the independent accountants together with management's responses thereto.

9. Review with management and the independent accountants at the completion of the annual examination:

         a) The Corporation's annual financial statements and related footnotes.

         b) The independent accountants' audit of the financial statements and their report herein.

         c) Any significant changes required in the independent accountants' audit plan.

         d) Any serious difficulties or disputes with management encountered during the course of the audit.

         e) Other matters related to the conduct of the audit, which are required to be communicated to the Committee under generally accepted auditing standards.

10. Review with management and the independent accountants filings with the SEC and other published documents containing the Corporation's financial statements

11. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

12. Meet with the independent accountants and management in separate executive sessions to discuss any matters that should be discussed privately with the Audit Committee.

13. Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.